 Filed pursuant to Rule 424(b)(4)
 File No. 333-249525

Supplement No. 8 dated May 24, 2021

To

Prospectus dated December 28, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Core Income Corp. dated December 28, 2020, as amended and supplemented (the “Prospectus”), and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 33 of the Prospectus before you decide to invest in our common stock.

RECENT DEVELOPMENTS

May 1, 2021 Public Offering Price

In accordance with our share pricing policy, we intend to sell our shares on the first of each month at a net offering price that we believe reflects the net asset value per share at the end of the preceding month. The May 1, 2021 public offering price for each of our share classes is equal to such class’s NAV per share as of April 30, 2021, plus applicable maximum upfront sales load.

	Net Asset Value	Maximum Offering Price
	(per share)	(per share)
Class S	$9.26	$9.58
Class I	$9.26	$9.26
Class D	$9.25	$9.39

Portfolio Update

As of April 30, 2021, we had investments in 35 portfolio companies with an aggregate par value of $185.5 million. As of April 30, 2021, based on par value, our portfolio consisted of 83.0% first lien debt investments, 15.7% second lien debt investments, 0.8% unsecured debt investments, and 0.5% equity investments. As of April 30, 2021, 99.9% of the investments based on par value in our portfolio were at floating rates. The table below describes investments by industry composition based on par value, excluding equity investments, as of April 30, 2021.

Industry	Par	% of Par
Internet software and services	$65,129	35.1%
Food and beverage	$26,598	14.4%
Consumer products	$21,723	11.7%
Chemicals	$10,209	5.5%
Household products	$10,000	5.4%
Healthcare equipment and services	$7,853	4.2%
Insurance	$7,774	4.2%
Education	$7,479	4.0%
Healthcare providers and services	$6,006	3.2%
Business services	$5,147	2.8%
Manufacturing	$5,025	2.7%
Healthcare technology	$4,500	2.4%
Buildings and real estate	$2,159	1.2%
Aerospace and defense	$1,812	1.0%
Financial services	$1,783	1.0%
Distribution	$1,339	0.7%
Telecommunications	$1,000	0.5%
Total	$185,536	100%

Past performance is not necessarily indicative of future performance, and there can be no assurance that we will achieve comparable investment results, or that any targeted returns will be met.

Statements contained herein that are not historical facts are based on current expectations, estimates, projections, opinions, and/or beliefs of our management.  Such statements involve known and unknown risks, uncertainties, and other factors, and undue reliance should not be placed thereon.  Certain information contained herein constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “project”, “estimate”, “intend”, “continue”, “target”, or “believe” (or the negatives thereof) or other variations thereon or comparable terminology.  Due to various risks and uncertainties, actual events or results or our actual performance may differ materially from those reflected or contemplated in such forward-looking statements. As a result, investors should not rely on such forward-looking statements in making their investment decisions.

The estimates presented above are based on management’s preliminary determinations only and, consequently, the data set forth in our Form 10-Q or 10-K may differ from these estimates, and any such differences may be material. In addition, the information presented above does not include all of the information regarding our financial condition and results of operations that may be important to investors. As a result, investors are cautioned not to place undue reliance on the information presented above. The information presented above is based on management’s current expectations that involve substantial risk and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, such information. We assume no duty to update these preliminary estimates except as required by law.

Neither KPMG LLP, our independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed procedures with respect to the preliminary financial data contained herein. Accordingly, KPMG LLP does not express an opinion or any form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information.